Exhibit 15.4

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the registration statement (No. 333-224206) on Form F-3 of Brookfield Renewable Partners L.P. of our report dated March 7, 2018, except for the fourth paragraph in Note 18, as to which the date is March 15, 2019, with respect to the consolidated statement of operations, comprehensive loss, stockholders’ equity, and cash flows of TerraForm Power, Inc. and subsidiaries for the year ended December 31, 2017, and the related notes, which report appears in the annual report on Form 20-F, as amended by Amendment No. 1 on Form 20-F/A, of Brookfield Renewable Partners L.P.

/s/ KPMG LLP

McLean, Virginia

March 18, 2020